Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Scotiabank reduces prime lending rate

     TORONTO, Oct. 10 /CNW/ - Scotiabank today announced a decrease of one quarter of one per cent in its Canadian dollar prime lending rate. The new rate is 4.25 per cent, effective Tuesday, October 14, 2008.
     "We are pleased to offer this reduction in interest rates to our customers, which we believe will reinforce confidence in the Canadian economy," said Chris Hodgson, Executive Vice-President and Head of Domestic
Personal Banking. "At a challenging time in world financial markets, this reduction in interest rates reflects actions initiated by the Bank of Canada and the federal government."

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Paula Cufre, Scotiabank Public Affairs, (416)
933-1093/
     (BNS. BNS)

CO:  Scotiabank

CNW 13:22e 10-OCT-08